 Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

August 8, 2013	TSX: TMM, NYSE. MKT: TGD

NEWS RELEASE

Timmins Gold Reports results for Q2 2013

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) (the “Company”) is pleased to report its financial results for the second quarter ended June 30, 2013. The comparative period is the three months ended June 30, 2012. All results are presented in United States dollars ("US Dollars") unless otherwise stated. Readers should refer to the 2013 management discussion and analysis and consolidated financial statements for complete information.

SECOND QUARTER HIGHLIGHTS

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Metal revenues were $35.1 million on sales of 28,024 gold ounces, compared to $38.2 million on sales of 23,499 gold ounces during the same prior year period. This represents an 8% decrease in revenue over the prior year, primarily due to the decrease in gold price beginning in April 2013. The average London PM Fix price was $1,415 per ounce, compared to $1,609 per ounce during the same prior year period. This represents a 12% decrease over the prior year. A significant portion of second quarter sales occurred in the month of June due to the timing of gold production, which coincided with a particularly weak period in gold price. As a result, the average realized gold price decreased to $1,253 per gold ounce, compared to $1,624 per gold ounce during the same prior year period.

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Profit from operations was $3.4 million, compared to $14.3 million during the same prior year period. This represents a 76% decrease over the prior year. This was mainly due to the reduced revenues realized from the lower gold price and, as a result of the lower gold price, a $5.5 million impairment was required on the non-current unprocessed ore stockpile during the current period.

-	Earnings were $1.0 million or $0.01 per share, compared to $6.7 million or $0.05 per share during the same prior year period. This represents a 86% and 80% decrease, respectively, over the prior year.

-	Cash flows from operations before changes in non-cash working capital were $12.1 million or $0.08 per share, compared to $18.6 million or $0.13 per share during the same prior year period.

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Cash at June 30, 2013 was $14.4 million after investing $17.0 million in exploration, plant expansion and spending on deferred stripping. Cash at June 30, 2012 was $21.2 million after investing $7.0 million in exploration, plant expansion and spending on deferred stripping.

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The Company produced 28,024 ounces of gold and sold 28,024 ounces of gold, compared to 23,203 and 23,499, respectively, during the same prior year period. This represents a 21% and 19% increase of ounces produced and sold, respectively, over the prior year due to increased throughput and crushing capacity.

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The Company’s cash cost per ounce on a by-product basis was $705 (all-in sustaining cash cost per ounce on a by-product basis - $855), compared to $709 (all-in sustaining cash cost per ounce on a by- product basis - $1,048) during the same prior year period. This decrease in cash costs is due to cost reduction initiatives including a reduction in mining services cost to $1.59 per tonne of material mined from $1.64 per tonne in the original contract and reduced cyanide costs offset by lower grades realized in the current quarter of 0.81 g/t Au, compared to the same prior year quarter 0.90 g/t Au. The Company’s corporate and administrative expenses also decreased over the prior year, further reducing the all-in sustaining cash costs per ounce on a by-product basis.

-	The drill program at the San Francisco Gold Property concluded in Q2 2013 with a total of 49,413 meters (YTD 2013 - 135,436 meters) drilled as follows:

  A total of 41,447 meters (YTD 2013 - 113,280 meters) of drilling were completed in and around the San Francisco open pit gold mine (“the Mine”); and

  A total of 3,342 meters (YTD 2013 - 15,095 meters) were drilled in exploration areas outside of the San Francisco and La Chicharra pits with an additional 4,624 meters (YTD 2013 - 7,061 meters) of core drilling.

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The Company negotiated with Sprott Resource Lending Partnership (“the Lender” or “Sprott”) to waive the anniversary fee of 1% of the total balance outstanding on the Loan Facility (payable in shares), totalling $0.2 million, which was due July 28, 2013.

-	Significant milestones:

  Processed a record average of 20,317 tonnes per day due to additional crushing capacity during the quarter.

SUMMARIZED ANNUAL FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) unless otherwise indicated	Second Quarter Ended June 30, 2013	Second Quarter Ended June 30, 2012
Gold sold (oz)	28,024	23,499
Silver sold (oz)	16,124	14,452
Metal revenues	$35,123	$38,160
Production costs, excluding depletion and depreciation	$20,020	$17,021
Profit from operations	$3,382	$14,345
Earnings	$972	$6,715
Earnings per share, basic and diluted	$0.01	$0.05
Cash flows from operations	$4,678	$9,610
Cash flows from operations before changes in non-cash working capital	$12,103	$18,615
Total cash, end of period	$14,362	$21,168
Total assets, end of period	$248,021	$181,411
By-product cash costs per gold ounce	$705	$709
All-in sustaining cash cost per gold ounce	$855	$1,048
Average realized gold price per gold ounce	$1,253	$1,624

“Q2 was a very challenging quarter for the entire gold sector. For the Company, the high levels of volatility and rapid decline in the gold price led to decreased revenues and a $5.5 million impairment on our ore stockpile” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp. “On a positive note, our production has stabilized and our all-in sustaining cash costs are among the lowest in the gold industry. Despite the impairment, the Company still managed positive earnings. At current gold prices, the Company remains self financed and expects to generate free cash flow for the remainder of the year.”

Reminder of Q2 2013 results conference call:

The Company’s senior management will host a conference call to discuss Q2 2013 financial results on August 8, 2013 at 11:45 am (EST). Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the following passcode 845689 or following this link http://selfreg6.bellconferia.ca/webportal3/reg.html?Acc=1264852366&Conf=125178. After entering your information, you will be given a passcode and pin that you will need to join the conference call on August 8. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin. A replay of the call will be available after the call until August 14, 2013, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 4685359. A live and archived audio webcast will also be available at www.timminsgold.com.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 125,000 to 130,000 ounces of gold in 2013.

On behalf of the Board:	For further information:

Bruce Bragagnolo, LLB	Alex P. Tsakumis
Chief Executive Officer	Vice President, Corporate Development
604-638-8980	604-638-8976
bruce@timminsgold.com	alex@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.